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October 27, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave and Susan Block

Re:	AGBA Acquisition Limited
Amendment No. 8 to Preliminary Proxy Statement on Schedule 14A
Filed October 26, 2022
File No. 001-38909

Dear Ms. Adlave and Ms. Block:

On behalf of our client, AGBA Acquisition Limited, a British Virgin Islands company (“AGBA” or the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the oral comment received on October 27, 2022 (the “Oral Comment”) regarding the Company’s revised Preliminary Proxy Statement on Schedule 14A filed on October 26, 2022 (the “Amendment 8”). In response to the Oral Comment, the Company will add the following risk factor at the beginning of the “Risk Factors – Risk Factors relating to AGBA’s Business” section of the definitive proxy statement:

If AGBA is deemed to be an investment company for purposes of the Investment Company Act, AGBA would be required to institute burdensome compliance requirements and its activities would be severely restricted and, as a result, AGBA would likely abandon its efforts to consummate an initial business combination and liquidate and dissolve.

On March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to SPACs. The SPAC Rule Proposals relate, among other matters, to the circumstances in which SPACs such as the Company could potentially be subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”) and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of its registration statement for its IPO (the “IPO Registration Statement”). The company would then be required to complete its initial business combination no later than 24 months after the effective date of the IPO Registration Statement.

Because the SPAC Rule Proposals have not yet been adopted, there is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like AGBA, that did not complete its initial business combination within 24 months after the effective date of the IPO Registration Statement. As a result, it is possible that a claim could be made that we have been operating as an unregistered investment company.

If AGBA is deemed to be an investment company under the Investment Company Act, AGBA’s activities would be severely restricted and AGBA would be subject to burdensome compliance requirements. If AGBA is deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, AGBA would be subject to additional regulatory burdens and expenses for which it has not allotted funds and for which it would not have sufficient time to comply with prior to the expiration of its time to complete a business combination. As a result, if AGBA were deemed to be an investment company, AGBA would expect to abandon its efforts to complete an initial business combination and instead to liquidate and dissolve. If AGBA is required to liquidate and dissolve, its investors would not be able to realize the benefits of owning shares in the post-business combination company, including the potential appreciation in the value of AGBA’s shares, rights and warrants following such a transaction. In addition, in the event of AGBA’s liquidation and dissolution, AGBA’s warrants and rights would expire worthless.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Gordon Lee